June 26, 2025

Brandon Mintz
Chief Executive Officer
Bitcoin Depot Inc.
3343 Peachtree Road NE, Suite 750
Atlanta, GA 30326

       Re: Bitcoin Depot Inc.
           Registration Statement on Form S-3
           Filed June 20, 2025
           File No. 333-288208
Dear Brandon Mintz:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets